TeliaSonera in Negotiations to Acquire LMT in Latvia

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Aug. 20, 2007--Regulatory News

    TeliaSonera AB (LSE:TEE)(HEX:TLS1V)(STO:TLSN)(Nasdaq:TLSN), the leading telecommunications company in the Nordic and Baltic region, has on August 20, 2007, signed a Memorandum of Understanding with the Republic of Latvia and the management buyout consortium of Lattelecom to increase TeliaSonera's shareholding in the leading mobile operator Latvijas Mobilais Telefons SIA (LMT) in Latvia, to 100 percent from 60.27 percent, and to divest TeliaSonera's 49.0 percent holding in the Latvian fixed line operator SIA Lattelecom (Lattelecom).

    Under such a transaction, TeliaSonera would acquire the Republic of Latvia's 28.0 percent and Lattelecom's 23.0 percent shareholdings in LMT, increasing TeliaSonera's direct shareholding to 100 percent. Simultaneously, TeliaSonera would sell its 49.0 percent holding and the Republic of Latvia its 51.0 percent holding in Lattelecom, to the management buyout consortium of Lattelecom.

    Any transaction is subject to final agreements between the parties on terms and conditions.

    For further information journalists can contact: TeliaSonera AB, (0)8-713 58 30

    Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera AB
             (0)8-713 58 30